February 1, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (201) 587-8385

Donald M. Petroski
President, Chief Financial Officer and Director
Air Brook Airport Express, Inc.
115 West Passaic Street
Rochelle Park, NJ 07662

Re: Air Brook Airport Express, Inc.
Form 10-KSB filed January 31, 2006
File Number: 33-09218

Dear Mr. Petroski:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief